Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
GOUNKOTO DISCOVERY CONFIRMS GREAT GOLD UPSIDE IN MALI
Bamako, Mali, 30 July 2010 - Randgold Resources’ recent discovery of a world-class gold deposit at Gounkoto in western Mali confirms the region’s potential for further finds of this size, chief executive Mark Bristow told a media briefing here today.
Gounkoto is located 25 kilometres south of Randgold’s Loulo complex, currently being expanded into a megamine with two open-pit and two underground operations. The feasibility study on Gounkoto is scheduled for completion by the end of this year, and Bristow said at this advanced stage all indications pointed to a substantial high-grade orebody with relatively simple metallurgy, capable of being converted into a low-cost, long-life open pit and underground mine.
“We have always said that this region had the prospectivity to become one of Africa’s key gold addresses and Gounkoto — along with the continuing expansion of Loulo itself and the discovery of other prospects such as Massawa, which is across the border in Senegal but part of the same structure — has confirmed this belief,” Bristow said.
“Mali still holds enormous potential for further gold discoveries for those who are bold enough to invest in the region. It is with this in mind that we have built a substantial infrastructure at Loulo, capable of serving as a hub for a growing gold mining industry around it.”
Bristow noted that since its establishment 15 years ago Randgold Resources had been built into a substantial African business which had attracted investment from the world’s primary capital markets into the development of Africa’s mineral resources. The company also owns the Morila mine in Mali and is currently commissioning a new mine at Tongon in the Côte d’Ivoire. It also has a 45% stake in the Kibali project in the Democratic Republic of Congo, one of Africa’s largest undeveloped gold deposits.
“Randgold has a philosophy of partnership with its host countries and it is pleasing to note that our own growth has been accompanied by significant progress in the development of the West African region and more recently the beginnings of a similar transformation in Central Africa as well. Mali has been a leader both in political democratisation and in the creation of a stable, business-friendly environment capable of attracting fixed foreign investment in its mining industry,” Bristow said.
Speaking at the same briefing, Randgold’s general manager for Mali, Mahamadou Samaké, said the company had a long record of delivering value for all its stakeholders, including the governments and people of its host countries. “The challenge for governments is to match our own investment in and long-term commitment to the development of sustainably profitable mining industries capable of generating economic benefits for all their people,” he said.
ENQUIRIES:

Chief executive	Group GM West Africa	Investor & media relations
Mark Bristow	Mahamadou Samaké	Kathy du Plessis
+223 6675 0122 / +44 788 071 1386	+223 6675 6136	+44 20 7557 7738
randgoldresources@dpapr.com
Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold (including Kibali) to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of Randgold and Moto, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled ‘Risk Factors’ in Randgold’s annual report on Form 20-F for the year ended 31 December 2009 which was filed with the US Securities and Exchange Commission (the ‘SEC’) on 31 March 2010, and in the section entitled ‘Risk Factors’ in Randgold’s prospectus published on 30 November 2009 in relation to the indirect acquisition of 10 per cent of the issued capital of Kibali Goldmines SPRL. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: the SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.